

Tru Clean™
MULTI-PURPOSE
DISINFECTANT
*KILLS 99.9%
BACTERIA AND VIRUSES
No Fragrances or Dyes
No VOCs
No Phosphorous
Eliminates Allergens
ACTIVE INGREDIENT:
Hypochlorous Acid 0.046%
Other Ingredients: 99.954%
Total: 100.000%
16 FL OZ (473 mL)
KEEP OUT OF REACH OF CHILDREN